November 21, 2006
Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Reference:	Wellman, Inc.
Form 10-K for the FYE December 31, 2005, filed on March 15, 2006 File No. 1-10033
Dear Mr. Hartz:
     Thank you for the prompt review of our response letter that we submitted to you on September 28, 2006. Enclosed on behalf of Wellman, Inc. (the “Company”) are our responses to the recent comment letter dated October 25, 2006 (the “Comment Letter”) from the staff of the Commission (the “Staff”) arising out of their review of our response letter and the Company’s Form 10-K for the year ended December 31, 2005, which was filed on March 15, 2006.
     Set forth below are our responses to the Comment Letter. We have incorporated the text of the Staff’s comments into the response letter in italicized type and have followed each comment with our response in regular type. References in the letter in our responses to “we”, “our”, or “us” means the Company unless otherwise specified.

Form 10-K for the fiscal year ended December 31, 2005
Consolidated Balance Sheets, page 37
We have read your response to our comments concerning your accounting and classification of the purchase contract you entered into in 2004. We believe that the payments you made to gain long-term favorable raw material prices should be classified as cash used in operating activities. In the economic sense these payments are no different than pre-payments for raw material inventory, which would be classified as cash used in operations in all cases, regardless of the turnover rate of the inventory. Paragraph 23 clearly states that cash outflows for operating activities include cash payments to acquire materials. The payment for this contract gave you the right to purchase a fixed quantity of PTA over a defined period of time at a discount to the market. Therefore, although the payment was made in a lump sum in 2004, it nevertheless represents a partial pre-payment for materials used in production and therefore we consider this to be an operating activity.
Please amend your Form 10-K for the period ended December 31, 2005 to restate your cash flow presentation to classify the Payment for Long-Term Favorable Contract to cash used in operations.
In addition, it appears that you have inappropriately characterized the use of this prepaid asset in the operating cash flow section of your consolidated statements of cash flows. The decrease in the asset should not be attributed to amortization expense but rather should be attributed to PTA purchases. Please revise as appropriate.
If you conclude that your prior filings should not be relied upon due to this error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.
We remind you that when you file your restated Form 10-K you should appropriately address the following:
•	An explanatory paragraph in the reissued audit opinion;

•	Full compliance with SFAS 150, paragraphs 25 and 26;

•	Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;

•	Updated reports from management and your independent auditors regarding your internal controls over financial reporting;

•	Updated certifications.

Response:
We will amend our Form 10-K for the fiscal year ended December 31, 2005, previously filed on March 15, 2006, to reclassify the acquisition cost of the long-term raw material contract acquired in 2004 from net cash used in investing activities to net cash used in operating activities in our Consolidated Statement of Cash Flows for the year ended December 31, 2004. In addition, we will separately disclose the amortization of the acquisition cost of the long-term raw material contract within operating activities. We will include an explanatory note to discuss the changes to the Form 10-K. We will revise Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources and Liquidity” to show the effects of the reclassification. We will add a significant accounting policy to Note 1 to the Audited Financial Statements to disclose the accounting for the acquisition costs related to the raw material contract including our method of amortization.
The reclassification should not impact an investors evaluation of the Company or their reliance on our prior filings; therefore, we do not believe the filing of a Form 8-K under Item 4.02(a) is required. We do not have a material weakness in internal controls over financial reporting requiring an update to our management report because our senior management and audit committee were aware of all the facts related to the raw material contract and concluded that its classification was appropriate based on their understanding of the applicable accounting pronouncements. While our conclusions differed from the SEC’s conclusions, the appropriate controls for the review of this matter were in place, all relevant information was disclosed, and our procedures were followed.
Conclusion
In connection with responding to these comments, we acknowledge that:
•	We are responsible for the adequacy of the disclosure in our filings:

•	Staff comments or changes to disclosure in response to Staff concerns do not foreclose the Commission taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at 732-212-3318 or Roger Glenn at 212-912-2753 should you need additional information or have any questions. Thank you.
Sincerely,

/s/ Keith R. Phillips
Keith R. Phillips Chief Financial Officer

Cc:	Tricia Armelin, Securities and Exchange Commission
D. Roger Glenn, Esq. – Edwards, Angell, Palmer & Dodge
Thomas M. Duff, Chief Executive Officer
Mark J. Ruday, Chief Accounting Officer
David J. McKittrick, Chairman of the Audit Committee
Larry Herlong, Ernst & Young